Exhibit 99.1

Carbon Revolution Provides Update on Strategic Transaction and Funding Efforts

Geelong, Australia, March 9, 2026. Carbon Revolution plc (OTC Pink: CREVF) (the “Company”), a Tier 1 OEM supplier and the leading global manufacturer of lightweight advanced technology automotive carbon fiber wheels, today provided an update on its efforts to execute and complete a strategic transaction with one or more potential counterparties or to obtain additional funding.

The Company is currently in advanced discussions with its secured lenders regarding a transaction that would result in certain secured lenders converting their debt into equity securities of the Company and / or its wholly-owned subsidiary, Carbon Revolution Pty Ltd, which are expected to constitute all or a substantial majority of the outstanding equity securities. Such a transaction is expected to materially and substantially impair the value of the Company’s outstanding ordinary shares. The execution of definitive documentation for such transaction and its implementation is subject to continued intercreditor negotiations and finalization of the timing and satisfaction of certain conditions.

The Company expects to announce the terms of such transaction with an anticipated timetable for its implementation, and the impact of such transaction on the Company’s stakeholders, within the next several weeks.

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About Carbon Revolution plc

Carbon Revolution plc (OTC Pink: CREVF) is the parent of Carbon Revolution Pty Ltd, an early-stage growth company which has successfully innovated, commercialized and industrialized the advanced manufacture of carbon fiber wheels for the global automotive industry. The Company has progressed from single prototypes to designing and manufacturing lightweight wheels for cars and SUVs in the high performance, premium and luxury segments, for the world’s most prestigious automotive brands. Carbon Revolution is creating a significant and sustainable advanced technology business that supplies its lightweight wheel technology to automotive manufacturers around the world.

For more information, visit carbonrev.com

Forward Looking Statements

All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the Company’s plans for a strategic or financing transaction and the impact thereof. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Carbon Revolution’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of Carbon Revolution.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) failure to realize the benefits of being publicly-traded in the United States; (ii) the ability of the Company to reach agreement with its creditors, customers and other stakeholders on the terms of such transaction and the implementation thereof; (iii) Carbon Revolution’s liquidity, including its ability to pay its obligations and to issue equity, refinance its indebtedness or otherwise obtain financing at all or on acceptable terms, (iv) risks related to its ability to meet financial covenants and other key covenants under existing financing arrangements, (v) changes in domestic and foreign business, market, financial, political and legal conditions; (vi) risks related to the rollout of Carbon Revolution’s business strategy and the timing of expected business milestones; (vii) the effects of competition on Carbon Revolution’s future business and the ability of the combined company to grow and manage growth, establish and maintain relationships with customers and retain its management and key employees; (viii) risks related to domestic and international political and macroeconomic uncertainty including tariffs and trade policy and the Russia-Ukraine and Middle Eastern conflicts; (ix) the outcome of any legal proceedings that may be instituted against Carbon Revolution; (x) the impact of pandemic and governmental responses on any of the foregoing risks; (xi) risks related to Carbon Revolution’s industry; (xii) changes in laws and regulations; and (xiii) those factors discussed in the documents Carbon Revolution filed with the SEC, including the Annual Report on Form 20-F for the financial year ended June 30, 2024.

If any of these risks materialize or Carbon Revolution’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Carbon Revolution does not presently know or that Carbon Revolution currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Carbon Revolution’s expectations, plans or forecasts of future events and views as of the date of this communication. Carbon Revolution anticipates that subsequent events and developments will cause Carbon Revolution’s assessments to change. However, while Carbon Revolution may elect to update these forward-looking statements at some point in the future, Carbon Revolution specifically disclaims any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Carbon Revolution’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

For further information, please contact:

Investors

Investors@carbonrev.com

Media

Media@carbonrev.com